Exhibit 99.1

October 14, 2022	100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SANGOMA TECHNOLOGIES CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	November 08, 2022
Record Date for Voting (if applicable) :	November 08, 2022
Beneficial Ownership Determination Date :	November 08, 2022
Meeting Date :	December 13, 2022
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON	80100R408	CA80100R4089

Sincerely,

Computershare

Agent for SANGOMA TECHNOLOGIES CORPORATION